

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

David Spivak
Chief Financial Officer
Seaspan Corporation
Unit 2, 2nd Floor
Bupa Centre
141 Connaught Road West
Hong Kong
China

      Re: Seaspan Corporation
          Amendment No. 1 to Registration Statement on Form F-3
          Filed May 3, 2018
          File No. 333-224288

Dear Mr. Spivak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form F-3

General

1.   We note your revised disclosure on page 7 stating that "Mr. Spivak will continue in his current role until May 5, 2018, after which Mr. Ryan Courson will be appointed chief financial officer." To the extent that your registration statement is declared effective after May 5, 2018, please refile your registration statement to include Mr. Courson's signature

in his capacity as your chief financial officer.

Please contact Sonia Bednarowski at 202-551-3666 or Nolan McWilliams at 202-551-3217 with any questions.

Division of Corporation Finance
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